Form 51-102F1

LUCKY 1 ENTERPRISES INC.

Management Discussion & Analysis

Interim (unaudited) Financial Statements for the

Six month period ended

June 30, 2004

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the unaudited interim financial statements and the notes thereto for the six month period ended June 30, 2004 and 2003, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

The following information is prepared as at July 29, 2004.

Description of Business

Lucky 1 Enterprises Inc. (“Lucky” or the “Company”) is a junior mineral exploration company with interests in the Extra High Mineral Claims located in the Province of British Columbia and, Lithium Mineral Properties located in the Province of Ontario. Lucky has made an investment in software for on-line gaming, an investment in securities of a publicly listed related company and an investment in the Inter-Café Project.  Currently, the principal business of Lucky is in mineral exploration.

Most recently, the Company entered into a Property Option Agreement with an arms length party (the “Optionor”) to purchase, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property which is located in the Kamloops Mining Division in the Province of British Columbia.

Additional information relating to the Company is on SEDAR at www.sedar.com .  Lucky is a reporting issuer in the Provinces of British Columbia, Alberta and Quebec and files all public documents on www.sedar.com .  Lucky is a foreign private issuer in the United States of America and in this respect, files on www.sec.gov/edgar , its Annual Report on Form 20-F and other reports on Form 6K.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

For the six month period ended June 30, 2004, the Company recorded Revenue of $58,290 as compared to $9,308 for the same period in 2003.  The increase in revenue was mainly due to an increase in income being generated from the Company’s investment in the three card games Software.  During the six month period ended June 30, 2004 the revenue generated from the Company’s investment in the three card games Software was $58,016 as compared to $8,145 for the same period in 2003.  The interest income was $274 as compared to $1,163 for the same period during 2003 reflecting a reduction of cash balances in the bank.  The loss before other items was $197,651 as compared to $104,544 for the same period in 2003 due to the fact that the total expenses increased to $255,941 as compared to $113,852 for the same period in 2003 reflecting an increase in the level of the Company’s activities during the six month period ended June 30, 2004.

Items which contributed to an increase in operating expenses during the six month period ended June 30, 2004 were finance, interest and foreign exchange costs, legal, accounting and audit fees, management fees, office and miscellaneous expenses, consulting fees and shareholder communication costs.

During the six month period ended June 30, 2004, the Company recorded a loss of $348,000 as a result of writing down the Company’s investment in marketable securities as compared to a write down of $150,000 during the same period in 2003.  The weighted average gain per common share was $0.02 as compared to a loss of $0.03 during the same period in 2003.  Total assets of $1,041,144 (2003: $121,309) comprises cash and term deposits, receivables, marketable securities, receivables from related parties, cash held on behalf of related party, investment in the Inter-Café Project, investment in the Extra High Mineral Property, and property and equipment.  The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the six month period ended June 30, 2004, the Company had a net gain of $162,134 ($0.02 per share), as compared to a net loss of $254,548 ($0.03 per share) in the same period of 2003.

During the six month period ended June 30, 2004, the weighted average number of shares was 10,667,278 as compared to 8,196,322 for the same period in 2003.

For the six month period ended June 30, 2004, the Company had a working capital of $657,178 as compared to a working capital deficit of $290,374 in the same period of 2003.

In the spring of 2004, Lucky commissioned an independent review of the Extra High Property by Erik Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004 titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out on the Extra High Property in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.sedar.com by the Company.

Second Quarter, (June 30, 2004)

During the three month [second quarter] period ended June 30, 2004, the Company had a net loss of $262,895 ($0.02 per share) as compared to a net loss of $220,322 ($0.03 per share) in the same three month [second quarter] period of 2003 due to an increase in operating costs over the same period in the previous year.  Costs relating to management fees, finance and foreign exchange, legal, accounting and audit, shareholder communications and salaries and benefits contributed mainly to the increase in operating costs during the three month second quarter period ended June 30, 2004.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

The Company’s second quarter revenue for the three month period ended June 30, 2004 was $20,520 (2003: $5,038).  The Company’s second quarter revenue for the three month period ended June 30, 2004 consists of  revenue sharing income of $20,408 (2003: $4,502) and interest income of $112 (2003: $536).

Risks related to our Investments

The Company entered into an Investment Agreement on January 26, 2004 with Interfranchise Inc., whereby the Company purchased a 10% interest in the Inter-Café Project for $90,000.  The Inter-Café Project is still in its conceptual stage and has not yet been developed.  There are no assurances whatsoever that the Inter-Café Project will ever be developed or if developed, shall prove to be successful.  It is quite possible that the Company may lose its investment in the Inter-Café Project and the Company may have to write-off, in its entirety, its investment in the Inter-Café Project.

Lucky has invested by purchasing a total of 4,000,000 common shares of Las Vegas From Home.com Entertainment Inc., a related company, for the total sum of $1,225,000 (the “Las Vegas Shares”).  Lucky is exposed to significant market risk with respect to the Las Vegas Shares.  There are no assurances whatsoever that Lucky will recover its investment in the Las Vegas Shares.  It is quite possible that Lucky might lose all its investment in the Las Vegas Shares and might have to write-off, in its entirety, Lucky’s investment in the Las Vegas Shares.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the three card games Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%.  The Company’s share of revenues from the three card games Software was $58,016 for the six month period ended June 30, 2004 (2003:$8,145).  To date, the three card games Software has generated some revenues for the Company, however, there are no assurances whatsoever that the three card games Software shall continue to generate any revenues for the Company in the future.  It is quite possible that the three card games Software may stop generating any revenues for the Company, and the Company might have to write-off, in its entirety, the Company’s investment in the three card games Software.

On March 26, 2004, Lucky entered into an Option Agreement with an arm’s length party (the “Optionor”) to acquire, under certain terms and conditions, a 100% undivided interest, subject to a 1½% Net Smelter Returns Royalty, in the Extra High Property, which is located in the Province of British Columbia.  Pursuant to the Option Agreement, Lucky is required to make staged cash payments to the Optionor totalling $150,000 of which $15,000 has already been paid and, must incur exploration expenditures on the Extra High Property totalling $500,000 over a period of 3 years.  Upon acquiring the 100% undivided interest, Lucky may purchase 50% of the Net Smelter Returns Royalty (i.e, 0.75%) by making a cash payment of $500,000 to the Optionor.   Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is quite possible that Lucky might lose all its investment in the Extra High Property and might have to write-off, in its entirety, Lucky’s investment in the Extra High Property.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2004:
For the Quarterly Periods ended:	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Total Revenues	$20,520	37,770	38,346	53,297
Income (loss) before other items	(59,895)	(137,756)	(77,508)	(19,711)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.00)	(0.00)
Fully diluted earnings (loss) per common share before other items	(0.00)	(0.00)	(0.00)	(0.00)
Net income (loss) for the period	(262,895)	425,029	(20,211)	234,584
Basic net earnings (loss) per share	(0.02)	0.04	(0.00)	0.03
Diluted net earnings (loss) per share	(0.01)	0.02	(0.00)	0.01
For the Quarterly Periods ended:	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Total Revenues	$5,038	4,270	314	28
Income (loss) before other items	(70,318)	(34,226)	(252,210)	(51,943)
Earnings (loss) per common share before other items	(0.00)	(0.00)	(0.03)	(0.00)
Fully diluted earnings (loss) per common share before other items	(0.00)	(0.00)	(0.01)	(0.00)
Net income (loss) for the period	(220,322)	(34,226)	(252,209)	(51,944)
Basic net earnings (loss) per share	(0.03)	(0.01)	(0.07)	(0.02)
Diluted net earnings (loss) per share	(0.01)	(0.00)	(0.02)	(0.00)

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

For the quarterly period ended March 31, 2003, the Company started receiving revenue from its investment in the three card games Software.  The Company’s total revenues for the periods ended March 31, 2003, June 30, 2003, September 30, 2003, December 31, 2003, March 31, 2004 and June 30, 2004 were mainly generated from the Company’s investment in the three card games Software.

For the quarterly period ended September 30, 2003, the Company realized a net income of $234,584 as compared to a net loss of $220,322 for the immediately preceding quarter due mainly to the Company realizing a gain on its investment in marketable securities.  As a result, the basic net earnings per share for the quarterly period ended September 30, 2003 was $0.03 per share as compared to a loss of $0.03 per share for the immediately preceding quarterly period, and the diluted earnings per share was $0.01 as compared to a loss of $0.01 per share for the immediately preceding quarterly period.

For the quarterly period ended June 30, 2004, the Company realized a net loss of $262,895 mainly due to the Company writing down its investment in marketable securities as compared to a net gain of $425,029 realized from the Company’s investment in marketable securities for the immediately preceding quarterly period.  As a result, the basic net loss per share for the quarterly period ended June 30, 2004 was $0.02 per share as compared to a gain of $0.04 per share for the immediately preceding quarterly period and the diluted loss per share for the quarterly period ended June 30, 2004 was $0.01 per share as compared to a gain of $0.02 per share for the immediately preceding quarterly period.

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated from the Company’s investment in the three card games Software and, the gain realized from the sale of the Company’s investment in marketable securities.

Liquidity and Capital Resources

During 2004, the Company shall require at least $400,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  The Company has limited earnings and does not expect to have meaningful earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the terms of the Option Agreement dated March 26, 2004, between the Company and the Optionor, the Company has the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1½% Net Smelter Returns Royalty, by making staged cash payments totaling $150,000 (of which $15,000 has already been paid) and incurring $500,000 of exploration expenditures over a period of 3 years.  For the time being, the Company has abandoned its plans to raise funds for exploration expenditures by way of an Offering Memorandum due to current market conditions, however, the Company shall, on a best efforts basis, attempt to secure exploration funds through other means.  Due to reasons beyond Lucky’s control including, but not limited to, fluctuating metal prices and adverse financial market conditions, it is quite possible that Lucky might not be able to raise the required funding for its proposed exploration programs and may possibly have to abandon and write-off its investment in the Extra High Property.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

The Company has granted stock options and has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or warrants be exercised by any party, then any funds received by the Company shall be used for working capital purposes.  However, there are no assurances whatsoever that any stock options or warrants will be exercised before their respective expiry dates.

During the six month period ended June 30, 2004, a total of 971,175 stock options at an exercise price of US $0.15 per common share were granted to Directors, Officers, Employees and Consultants.  No stock options were exercised or cancelled and, 351,888 stock options expired.  During the six month period ended June 30, 2004, no share purchase warrants were exercised, 2,700,000 share purchase warrants expired and 1,000,000 share purchase warrants were issued.

As at June 30, 2004 the Company had $4,286 in cash and term deposits as compared to $73,673 for the period ended December 31, 2003.  Working capital as at June 30, 2004 was $657,178 as compared to a working capital of $350,438 for the period ended December 31, 2003.  The market value of Marketable securities as at June 30, 2004 was $885,000 as compared to $528,200 for the period ended December 31, 2003.  Accounts receivable as at June 30, 2004 was $1,103 as compared to $Nil for the period ended December 31, 2003.

During the six month period ended June 30, 2004, the Company sold 4,000,000 shares of Las Vegas From Home.com Entertainment Inc. (the “Las Vegas Securities”) which the Company had in its portfolio at an average price of $0.31 per share to net the Company $1,240,000.  Subsequently, the Company acquired by means of Private Placement Financing Agreements 4,000,000 Las Vegas Securities at prices ranging between $0.30 and $0.32 per common share for a total amount of $1,225,000. Marketable securities are valued at the lower of cost and market at the balance sheet date.  The cost of all marketable securities which the Company holds is $1,233,200.  As of June 30, 2004, the market value of these securities is $885,000.  The Company holds 4,000,000 Las Vegas Securities (market value - $880,000).

On March 10, 2004, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 1,000,000 Flow-Through Share Units at the purchase price of $0.10 per unit for total proceeds of $100,000. Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year.

On April 8, 2004 the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 22,827 common shares at a price of $0.15 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

Trends

The Marketplace for the on-line three card games Software, which the Company has an interest in, is constantly undergoing changes.  The operation of the Company’s on-line three card games Software in which the Company has an interest will rely on the Internet as a means of promoting and selling the three card games.  The Internet continues to change and evolve in both its systems and its accepted methods of marketing. The online gaming industry is intensely competitive in all of its respective phases and furthermore it is subject to changes in customer preferences.  Changes in international Governmental regulations and laws could adversely affect the online gaming industry.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

In respect to the Company’s Lithium and Extra High Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses (“Las Vegas obligations).

During the six month period ended June 30, 2004, Las Vegas has paid to the Company the sum of $96,693; (2003: $96,640) for the Las Vegas obligations which are as follows: payroll expenses of $89,543; (2003: $81,013) and other expenses of $7,150; (2003: $15,627).  Subsequent to August 2001, rent for the office premises is paid by Las Vegas and the Company is charged for its proportionate share which is $3,077 for the six month period ended June 30, 2004; (2003:$3,447).

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain Gaming Software consisting of three card games (the “three card games Software”).  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of $200,000 to Las Vegas as the Company’s sole contribution for the development costs of the three card games Software, as a result of which, the three card games Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the three card games Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the three card games Software and the Company shall receive 40%.   During the six month period ended June 30, 2004 the Company’s share of revenues from its investment in the three card games Software was $58,016 (2003: $8,145).

Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd., a company related by common directors, dated November 1, 2001 as amended on August 14, 2003 by a resolution of the Directors of Lucky.  Pursuant to the Management Services Agreement, as amended on August 14, 2003, the Company pays Kalpakian Bros. of B.C. Ltd., a management fee of $20,000 plus G.S.T. per month and the Company reimburses Kalpakian Bros. of B.C. Ltd., for all travelling and other expenses incurred on behalf of the Company by Kalpakian Bros. of B.C. Ltd.  For the six month period ended June 30, 2004, the Company has paid $120,000 (2003: $60,000) to Kalpakian Bros. of B.C. Ltd.

On April 8, 2004 the Company entered into a “Debt Settlement Agreement” with J.W. Murton & Associates, (the “Creditor”) a company owned by a director of the Company.  A total of 22,827 common shares at a price of $0.15 per share have been issued in full satisfaction of the debt totalling $3,424 which was owed by the Company to the Creditor.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

On March 10, 2004, the Company entered into a non-brokered private placement with Bedo H. Kalpakian and Jacob H. Kalpakian for 1,000,000 Flow-Through Share Units of the securities of the Company at the purchase price of $0.10 per unit for total proceeds of $100,000 to the Company. Each unit consists of one flow-through common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year. These shares have a hold period expiring on July 11, 2004.  The warrants expire on March 10, 2006.

On January 20, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, whereby the Company acquired, for investment purposes, 1,250,000 common shares in the capital of Las Vegas at the price of $0.32 per common share, for a total amount of $400,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 1,250,000 Las Vegas common shares owned by the Company have been issued and had a hold period which expired on June 20, 2004.

On February 12, 2004, the Company entered into a Non-Brokered Private Placement Financing Agreement with Las Vegas, whereby the Company acquired, for investment purposes, 2,750,000 common shares in the capital of Las Vegas at the price of $0.30 per common share, for a total amount of $825,000.  The final approval from the TSX Venture Exchange for this transaction was obtained by Las Vegas on February 19, 2004.  The 2,750,000 Las Vegas common shares were issued to the Company and had a hold period which expired on June 20, 2004.

Changes in Accounting Policies

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments and other instruments

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals and amounts payable to related parties are assumed to approximate their carrying amounts because of their short term to maturity.  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.  The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party.

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to significant market risk with respect to its investment in marketable securities.

Analysis of expenses:

For a breakdown of general and administrative expenditures, please refer to the Company’s June 30, 2004 Interim (unaudited) Financial Statements and December 31, 2003 Annual Audited Financial Statements.

LUCKY 1 ENTERPRISES INC.

Form 51-102F1 - Management Discussion & Analysis

For the six month interim period ended June 30, 2004

Capital Stock:

Authorized share capital:  200,000,000 common shares.
Outstanding Share Data	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding as at July 29, 2004	11,924,887	N/A	N/A
Stock Options	1,332,186	US$0.15-Cdn$2.25	September 23/04 to April 21/05
Warrants	6,590,000	Cdn$0.15-$0.20	August 30/04 to July 20/06
Fully Diluted as at July 29, 2004	19,847,073	N/A	N/A

Subsequent Events

On July 13, 2004, the Company entered into a non-brokered Private Placement Financing Agreement with Kalpakian Bros. of B.C. Ltd., (“Kalpakian Bros.”), a related company, the principals of which are Jacob H. Kalpakian and Bedo H. Kalpakian, both directors of Lucky whereby Kalpakian Bros agreed to purchase 1,000,000 units of the securities of the Company at the price of $0.10 per unit for total procee ds to the Company of $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.15 per common share if exercised during the first year and at the price of $0.20 per common share if exercised during the second year.  The closing of the private placement took place on July 20, 2004 and the Company has issued 1,000,000 units of the securities of the Company to Kalpakian Bros. which have a hold period expiring on November 21, 2004.   The warrants expire on July 20, 2006.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company.

During 2004, Lucky shall, subject to the availability of adequate funding, focus its efforts on conducting exploration works on the Extra High Property.

In order to have a Canadian listing, the Company has applied to have its securities listed on the Canadian Trading and Quotation System Inc., (“CNQ”).   There are no assurances whatsoever that the Company’s application shall be accepted by the CNQ.